UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 000-54485

(Check one):         ☒  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☐  Form 10-Q     ☐ Form 10-D

☐  Form N-SAR     ☐  Form N-CSR

For Period Ended:  June 30, 2015

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

                                                For the Transition Period Ended:  _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CAMBRIDGE PROJECTS INC.

___________________________________________________________________________________________

Full Name of Registrant

____________________________________________________________________________________________

Former Name if Applicable

245 East Liberty Street, Suite 200

____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Reno, Nevada, 89501

____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable, without unreasonable effort or expense, to finish the process of compiling information necessary to complete the audit of its financial statements for the Company’s Annual Report on Form 10-K for the year ended June 30, 2015 (the “Form 10-K”) on or before September 28, 2015. This process is nearly complete, and the Company expects to file the Form 10-K on or prior to October 13, 2015.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Locksley Samuels                                                              1-702-666-4298

(Name)                                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

N/A

CAMBRIDGE PROJECTS INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:                      September 22, 2015                                            By /s/      Locksley Samuels

Locksley Samuels

President